

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 27, 2009

<u>via U.S. mail and facsimile</u>

Floyd Sherman, Chief Executive Officer
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

>   **RE: Builders FirstSource, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 2, 2009**
>   **Definitive Proxy Statement**
>   **Filed April 9, 2009**
>   **File No. 000-51357**

Dear Mr. Sherman:

  We have reviewed your response letter dated June 16, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended December 31, 2008

Liquidity and Capital Resources, page 17

  1. Your response to prior comment 2 indicates that you do not believe a roll-forward of reserves on an interim basis is meaningful to an investor in evaluating your liquidity and projected availability under your credit facility. Considering the material nature of accounts receivable and inventory balances to your financial statements as a whole and the 5.6% impact of bad debt expense to your loss from operations during the three months ending March 31, 2009, a roll-forward of these accounts in accordance with Rule 10(a)(5) of Regulation S-X would provide an investor insight into significant changes to these accounts subsequent to year end. Furthermore, at a minimum, the schedule of valuation and qualifying accounts is required for each period for which an audited income statement is provided in

your annual report pursuant to Rule 5-04 of Regulation S-X. Please revise future filings accordingly.

Critical Accounting Policies and Estimates, page 40

2. We have read your response to prior comments 5 and 6.   You state in your proposed disclosure that at December 31, 2008, the excess of implied fair value over the carrying value of goodwill for each of your reporting units ranged from $9.4 million to $76.5 million, however we are unable to determine which reporting units represent the lower end of that range and how much goodwill you have allocated to those specific reporting units. This information provides an investor insightful information into potential exposure for impairment in your individual reporting units.   Accordingly, please revise your proposed disclosure to provide the amount of allocated goodwill, the implied fair value and cushion for each reporting unit. For reporting units where the implied fair value does not materially exceed the carrying value of goodwill please provide a robust discussion of the factors that could trigger an impairment.   Please show us your proposed disclosure you intend to provide in future filings. Refer to Sections 501.04 and .05 of the Financial Reporting Codification. Please provide us, supplementally, your 2008 annual goodwill impairment test.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson with legal related questions at (202) 551-3746.

Sincerely,

Terence O'Brien
Accounting Branch Chief